UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15
                                     -------

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number  0-20632

                                First Banks, Inc.
                                -----------------
             (Exact name of registrant as specified in its charter)

               135 North Meramec, Clayton, MO 63105 (314) 854-4600
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(Address,  including zip code,  and telephone  number,  including  area code, of registrant's principal executive offices)

                     ClassC 9.0% Increasing Rate, Redeemable
                    Cumulative Preferred Stock (Title of each class of securities covered by this Form)

                                      None
                                      ----
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        |X|           Rule 12h-3(b)(1)(i)       |X|
         Rule 12g-4(a)(1)(ii)       |_|           Rule 12h-3(b)(1)(ii)      |_|
         Rule 12g-4(a)(2)(i)        |_|           Rule 12h-3(b)(2)(i)       |_|
         Rule 12g-4(a)(2)(ii)       |_|           Rule 12h-3(b)(2)(ii)      |_|
                                                  Rule 15d-6                |_|

 Approximate number of holders of record as of the certification or notice date:
                                       0
                                       -

         Pursuant to the requirements of the Securities Exchange Act of 1934, First Banks, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: March 23, 1998                        By: /s/ Allen H. Blake
      --------------                            -----------------------
                                                Allen H. Blake
                                                Executive Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


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EXPLANATORY NOTE

         Effective December 1, 1997, First Banks, Inc. (the "Corporation") redeemed all of the outstanding shares of its Class C 9.0% Increasing Rate, Redeemable Cumulative Preferred Stock (the "Class C Preferred") at the redemption price of $25.00 per share. The certificates called for redemption were those registered on the books of the Corporation at the close of business on October 22, 1997, and Chase Mellon Shareholder Services, L.L.C. acted as Redemption Agent. The Class C Preferred was also delisted from the NASDAQ Stock Exchange effective December 1, 1997.